# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Skeena Resources Ltd, CIK 0001713748
CUSIP: 83056P715
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 1133 Melville Street, Suite 2600, Vancouver, British Columbia Canada (A1), V6E 4E5
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-24-032840
Filed by CIK 0001714217

## Reporting persons
- ORION RESOURCE PARTNERS (USA) LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 7,720,340; shared voting power 0; sole dispositive power 7,720,340; shared dispositive power 0; aggregate amount beneficially owned 7,720,340 (7.2% of the class)

## Item 1. Issuer
Name of issuer: Skeena Resources Ltd
Address of issuer's principal executive offices: 1133 Melville Street, Suite 2600, Vancouver, British Columbia, Canada, V6E 4E5

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Orion Resource Partners (USA) LP (the "Reporting Person"). The Reporting Person serves as investment advisor to various investment vehicles that directly hold the Common Shares reported herein (collectively, the "Orion Funds"). In such capacity, the Reporting Person may be deemed to have voting and investment control over the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is 1045 Avenue of the Americas, New York, NY 10018.
Citizenship: The Reporting Person is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, the Reporting Person may be deemed the beneficial owner of 7,720,340 Common Shares held directly by the Orion Funds, which represents approximately 7.2% of the Common Shares outstanding. The percentage set forth herein is calculated based on 107,456,756 Common Shares outstanding as of November 13, 2024, as reported in Exhibit 99.2 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 14, 2024.
Percent of class: 7.2
Sole power to vote or to direct the vote: 7,720,340
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,720,340
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The responses to Items 2 and 4 are incorporated by reference herein. The Orion Funds, including OMF Fund IV SPV G LLC, are known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ORION RESOURCE PARTNERS (USA) LP: /s/ Rick Gashler, Rick Gashler, Chief Compliance Officer (01/07/2025)